

LEADINGBRANDS™

Q1
2009

Leading Brands, Inc.
First Quarter Report
Period Ended May 31, 2009

Contents

Note: These financial statements have not been reviewed by
the Company's auditors

Report to Shareholders

"Gross profit margin (before discounts and slotting fees) for the quarter was 44.1%, up from 42.1% in same period of fiscal 2008."

(All financial amounts are denominated in Canadian dollars.)

To our Shareholders:

Gross revenue for the quarter was $5,899,000, versus $9,365,000 during the first quarter of last year, a decrease of 37%. During the quarter the Company exited its low margin food business and focused on fiscally sustainable branded sales. Co-pack revenues dropped slightly due in the main to unseasonably colder weather in early Q1. Gross profit margin (before discounts and slotting fees) for the quarter was 44.1%, up from 42.1% in the same period in fiscal 2008.

The Company generated after tax net income of $202,000 or $0.01 per share versus a net loss of $559,000 or ($0.03) per share during Q1 of last year. That improvement in financial performance is a direct consequence of increasing gross margin in concert with reductions in fixed overheads and SG&A expenses; the latter being reduced 50% from the same period last year: $1,524,000 versus $3,056,000.

Discounts, rebates and slotting fees fell dramatically from $1,166,000 in Q1 of fiscal 2008 to $490,000 this past quarter. Non-cash stock based compensation expense for the quarter was $72,000. The Company also recorded non-cash income taxes of $145,000 in this most recent quarter. As a consequence, EBITDA before non-cash stock based compensation for Q1 was $669,000.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Forward Looking Statements

Certain information contained herein includes forward-looking statements. Words such as "believe", "expect," "will," or comparable terms, are intended to identify forward-looking statements concerning the Company's expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included herein are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company's estimations and projections are disclosed in the Company's securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Any non-GAAP financial measures referenced herein such as "EBITDA", "cash inflow from operations" or the like do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Management's Discussion & Analysis

For the three and nine months ended May 31, 2009

June 22, 2009

The following information should be read in conjunction with the Company's February 28, 2009 audited consolidated financial statements. These statements, along with the Company's annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The material differences between Canadian and US GAAP are discussed in Note 19 of the Company's annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the "Company") and its subsidiaries are involved in two main business functions:
- the development, production, marketing and distribution of the Company's branded beverages and the distribution of other licensed brands: and
- the operation of a bottling plant in Edmonton, Alberta.

The Company's distribution division markets and sells the Company's branded beverage products and other food and beverage products licensed to the Company, through its Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores. Its principal product lines include juices and waters. The bottling plant provides bottling services for the Company's own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Overall Performance

The major developments during the three months ended May 31, 2009 included:

- The Company improved its margin percentage from 33.8% in the quarter ended May 31, 2008 to 39.0% in the quarter ended May 31, 2009; and

- The Company reduced its sales, general and administration costs by 50%.

For the three months ended May 31, 2009, the Company reported gross sales of $5.9 million and a net income of $202,474 as compared to gross sales of $9.36 million and a net loss of $558,913 in the corresponding quarter of the prior year. The increase in profitability in 2009 as compared to the corresponding period in 2008 was primarily the result of the Company focusing its efforts in areas that are more profitable and reducing sales, general and administration costs.

Risks

The risks and uncertainties that may affect the Company have not changed since February 28, 2009 and are available in the February 28, 2009 annual Management's Discussion and Analysis. Disclosure of capital and financial risk management can be found in note 10 and note 11 of the quarterly financial statements.

Results of Operations

SALES

Sales	Quarter ended May 31, 2009	Quarter ended May 31, 2008	Change
Bottling plant	$ 3,356,679	$ 3,824,201	($ 467,522)
Distribution and other	$ 2,542,100	$ 5,540,730	($ 2,998,630)
Total gross sales	$ 5,898,779	$ 9,364,931	($ 3,466,152)
Discounts, rebates and slotting fees	($ 489,716)	($ 1,165,735)	$ 676,019
Net sales	$ 5,409,063	$ 8,199,196	($ 2,790,133)

Gross sales for the quarter ended May 31, 2009 were $5,898,779 compared to $9,364,931 for the first quarter of the previous year, representing a decrease of 37%. The decrease of $3,466,152 in gross sales for the three months ended May 31, 2009 was the result of the following:
- decreased revenues of $467,522 from bottling operations;
- decreased sales of food products of $499,425:
- lower sales of the Company's own branded beverage products of $2,326,217; and
- lower sales of licensed brands in the amount of $172,988.

Discounts, rebates and slotting fees for the quarter ended May 31, 2009 decreased $676,019, as a result of lower discounts for the Company's beverage brands in the amount of $635,145, lower discounts for beverage products licensed to the Company in the amount of $7,281, lower discounts for food products of $3,353, and lower volume rebates in the amount of $30,240.

COST OF SALES

Cost of Sales	Quarter ended May 31, 2009	Quarter ended May 31, 2008	Change
Bottling plant	$ 1,536,665	$ 1,663,922	($ 127,257)
Distribution and other	$ 1,761,054	$ 3,763,612	($ 2,002,558)
Total	$ 3,297,719	$ 5,427,534	($ 2,129,815)

Cost of sales for the quarter ended May 31, 2009 was $3,297,719 compared to $5,427,534 for the first quarter of the previous year, representing a decrease of 39.2%. The decrease of $2,129,815 in cost of sales for the three months ended May 31, 2009 was the result of the following:

- decreased cost of sales in the amount of $127,257 from bottling operations;
- decreased cost of sales of food products in the amount of $362,360;
- lower cost of sales of the Company's own branded beverage products in the amount of $1,467,651; and
- lower cost of sales of licensed brands in the amount of $172,547.

Margin	Quarter ended May 31, 2009	Quarter ended May 31, 2008	Change
Bottling plant	$ 1,703,444	$ 2,013,469	($ 310,025)
Distribution and other	$ 407,900	$ 758,193	($ 350,293)
Total	$ 2,111,344	$ 2,771,662	($ 660,318)
Margin percentage	39.0%	33.8%	5.2%

Margin for the quarter ended May 31, 2009 was $2,111,344 compared to $2,771,662 for the first quarter of the previous year, representing an increase in margin percentage of 5.2%. The decrease of $660,318 in margin for the three months ended May 31, 2009 was the result of the following:

- decreased margin in the amount of $310,025 from bottling operations;
- decreased margin of food products in the amount of $133,712;
- lower margin of the Company's own branded beverage products in the amount of $223,421; offset by,
- higher margin from the sale of licensed brands in the amount of $6,840.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses for the quarter ended May 31, 2009 were $1,523,826 compared to $3,055,712 for the first quarter of the previous year representing a decrease of 50%. The decrease of $1,531,886 is the net effect of:

- lower selling and marketing expenses of $1,034,846;
- lower administration costs of $240,525;
- lower costs from bottling operations of $128,479; and
- lower warehousing costs of $128,036.

OTHER EXPENSES AND INCOME

Interest on long-term debt decreased from $91,441 to $61,460 due to lower average borrowing levels and lower interest rates. Interest on current debt decreased from $38,545 to $6,597 for the same reasons.

For the quarter ended May 31, 2009, the Company recorded other income of $179 compared to $14,847 in the corresponding quarter of the prior year from interest on short-term investments and bank balances.

For the quarter ended May 31, 2009, the Company recorded a non-cash income tax expense of $145,446 corresponding to operating profits in the Canadian operating entities, as compared to a recovery of $37,798 in the corresponding quarter of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

| | MAY 31 | | FEBRUARY 28/29 | | NOVEMBER 30 | | AUGUST 31 | |
	2009	2008	2009	2008	2008	2007	2008	2007
Net sales / operating revenue	$ 5,409,063	$ 8,199,196	$ 5,677,033	$ 6,772,235	$ 6,209,923	$ 7,364,359	$ 8,109,498	$ 7,638,211
Net income (loss)	$ 202,474	($ 558,913)	($ 928,442)	($ 2,290,192)	($ 535,769)	($ 1,624,419)	($ 290,571)	($ 1,543,919)
Net income (loss) per share	$ 0.01	($ 0.03)	($ 0.05)	($ 0.12)	($ 0.03)	($ 0.08)	($ 0.01)	($ 0.09)
Net income (loss) per share, diluted	$ 0.01	($ 0.03)	($ 0.05)	($ 0.12)	($ 0.03)	($ 0.08)	($ 0.01)	($ 0.09)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

CASH FLOWS

Cash provided by (used in):	Three months ended May 31, 2009	Three months ended May 31, 2008	Change
Operating activities	$ 1,573,324	($ 1,478,770)	$ 3,052,094
Investing activities	($ 76,651)	($ 277,502)	$ 200,851
Financing activities	($ 1,766,772)	$ 865,107	($ 2,631,879)

The increase in cash generated from operating activities for the three months ended May 31, 2009 was primarily a result of cash generated from operating income for the period along with a reduction of inventory and accounts receivable due to lower sales volumes, compared to operating losses and increases in inventory and prepaid expenses in the same quarter of the prior year.

The decrease in utilization of cash for investing activities relates to a reduction in purchases of equipment for the bottling plant compared to the same period of the prior year.

The increased utilization of cash for financing activities is largely related to reductions in bank indebtedness using the cash generated from operations.

Liquidity and Capital Resources

As at May 31, 2009, the Company had working capital of $508,000 and an unused portion of the revolving bank line of credit of $1,821,000 (the revolving line of credit has a limit of $5,500,000 subject to the availability of eligible collateral and at May 31, 2009, the actual limit based on eligible collateral was $1,864,000).

The agreement with respect to the bank indebtedness contains three financial covenants. The Company was in compliance with all covenants at May 31, 2009.

Considering the positive working capital position, including the cash on hand at May 31, 2009, available debt and other internal resources the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Changes in Accounting Policies including Initial Adoption

Disclosure of Outstanding Share Data

At June 22, 2009, the Company had 19,958,124 issued and outstanding common shares, 1,863,999 issued and outstanding stock options, of which 993,784 were vested, and 1,817,001 issued and outstanding common share purchase warrants.

Changes in internal control over financial reporting

There has been no change in the Company's internal control over financial reporting that occurred during the period beginning on March 1, 2009 and ended on May 31, 2009 that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	May 31	February 28
(EXPRESSED IN CANADIAN DOLLARS)	**2009**	**2009**

ASSETS

Cash and cash equivalents	$ 429,976	$ 699,931
Accounts receivable (Note 11)	815,732	1,478,433
Inventory (Note 2)	2,569,537	3,096,403
Prepaid expenses and deposits (Note 3)	244,042	177,638
	4,059,287	5,452,405
Property, plant and equipment	9,503,101	9,615,327
Trademarks and rights	108,960	108,960
Goodwill (Note 4)	3,353,543	3,353,543
Future income taxes (Note 5)	4,078,296	4,223,742
Total Assets	**$ 21,103,187**	**$ 22,753,977**

LIABILITIES

Bank indebtedness	$ 42,737	$ 1,512,915
Accounts payable and accrued liabilities	2,196,772	2,348,884
Current portion of long-term debt (Note 6)	1,311,580	1,300,981
	3,551,089	5,162,780
Long-term debt (Note 6)	3,501,793	3,808,986
Lease inducement (Note 7)	94,781	101,171
	7,147,663	9,072,937

SHAREHOLDERS' EQUITY

Share capital (Note 8)		
Common shares	45,283,762	45,283,762
Contributed surplus	7,492,795	7,420,785
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Deficit	(39,398,949)	(39,601,423)
	13,955,524	13,681,040
Total Liabilities and Shareholders' Equity	**$ 21,103,187**	**$ 22,753,977**

These consolidated financial statements have not been audited or reviewed by the Company's auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)

(UNAUDITED) (EXPRESSED IN CANADIAN DOLLARS)	**Three months ended May 31, 2009**	Three months ended May 31, 2008
Gross Sales	$ 5,898,779	$ 9,364,931
Less: Discounts, rebates and slotting fees	(489,716)	(1,165,735)
Net Sales	5,409,063	8,199,196
Cost of sales	3,297,719	5,427,534
Selling, general and administration expenses	1,523,826	3,055,712
Amortization of property, plant and equipment	180,773	184,996
Interest on long-term debt	61,460	91,441
Interest on current debt	6,597	38,545
Loss on sale of assets	7,960	12,526
Interest income	(179)	(14,847)
Foreign exchange gain	(17,013)	—
	5,061,143	8,795,907
Net income (loss) before taxes	347,920	(596,711)
Income tax (expense) recovery	(145,446)	37,798
Net income (loss)	202,474	(558,913)
Foreign exchange translation adjustment	—	6,578
Comprehensive income (loss)	$ 202,474	($ 552,335)
Income (loss) per share - basic and diluted	$ 0.01	($ 0.03)
Weighted average number of shares outstanding - basic and diluted	19,958,124	19,958,124

These consolidated financial statements have not been audited or reviewed by the Company's auditors.

The accompanying notes are an integral part of these consolidated financial statements.


Leading Brands, Inc.
Consolidated Statement of Cash Flows


(UNAUDITED) (EXPRESSED IN CANADIAN DOLLARS)	Three months ended May 31, 2009	Three months ended May 31, 2008
Cash provided by (used in)		
OPERATING ACTIVITIES		
Net income (loss)	**$ 202,474**	($ 558,913)
Items not involving cash		
Depreciation and amortization	**180,773**	184,996
Amortization of leashold inducement (Note 7)	**(6,390)**	—
Loss on sale of assets	**7,960**	12,526
Changes in non-cash operating working capital items (Note 9)	**971,051**	(1,149,093)
Future income taxes	**145,446**	(37,798)
Stock based compensation expense	**72,010**	69,512
	1,573,324	(1,478,770)
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(87,170)**	(278,097)
Proceeds on sale of property, plant and equipment	**10,519**	595
	(76,651)	(277,502)
FINANCING ACTIVITIES		
Increase (decrease) in bank indebtedness	**(1,470,178)**	1,088,423
Proceeds from issuance of long-term debt	**—**	72,478
Repayment of long-term debt	**(296,594)**	(295,794)
	(1,766,772)	865,107
Decrease in cash and cash equivalents	**(270,099)**	(891,165)
Effect of exchange rates on cash	**144**	6,012
Cash and cash equivalents, beginning of period	**699,931**	2,886,809
Cash and cash equivalents, end of period	**$ 429,976**	$ 2,001,656
Interest paid	**$ 69,429**	$ 133,458
Interest received	**$ (178)**	$ (15,230)

These consolidated financial statements have not been audited or reviewed by the Company's auditors.

The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Notes to Consolidated Financial Statements
For the period ended May 31, 2009
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company's most recent audited annual consolidated financial statements.

Effective for the year ended February 28, 2009, the Company changed its reporting currency from United States dollars ("U.S.") to Canadian dollars ("Cdn$"). The Company believes that financial statements presented in Canadian dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company's transactions are denominated in Canadian dollars. For the quarter ended May 31, 2008 and for all prior periods, the Company reported its financial statements in U.S. dollars. The comparative figures disclosed in these financial statements have been restated to the Canadian dollar as if the Canadian dollar had been used as the reporting currency for all periods.

Results of operations for interim periods are not necessarily indicative of annual results.

Interim financial reporting

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements

Adoption of new accounting standards

Effective March 1, 2009, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants – Section 3064 "Goodwill and Intangible Assets". The adoption of Section 3064 had no impact on the financial statements

Cash and cash equivalents

Cash and cash equivalents consist of bank balances.

2. INVENTORY

	May 31, 2009	February 28, 2009
Finished goods	$ 1,184,989	$ 1,677,621
Raw materials	1,384,548	1,418,782
	$ 2,569,537	$ 3,096,403

3. PREPAID EXPENSES AND DEPOSITS

	May 31, 2009	February 28, 2009
Slotting fees	$ 2,158	$ 437
Insurance premiums	103,223	65,541
Rental deposits and other	138,661	111,660
	$ 244,042	$ 177,638

4. GOODWILL

Goodwill is recorded at cost less amounts written off to reflect a permanent impairment in value. No impairment was recognized in the periods presented.

5. INCOME TAXES

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance.

6. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. As at May 31, 2009, the Company was in compliance with these covenants and the bank has indicated that it does not expect repayment of the loan other than as scheduled. Accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

7. LEASE INDUCEMENT

In the fiscal year ended February 28, 2009, the Company received a lease inducement of $115,016 worth of leasehold improvements as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount will be amortized over the remainder of the lease term. The amortization for the quarter ended May 31, 2009 was $6,390 with a corresponding credit to rental expense under the category of selling, general and administration expenses.

8. SHARE CAPITAL

Common share capital

Outstanding at February 28, 2009 and May 31, 2009	19,958,124

Stock options cancelled and expired since February 28, 2009	Issued and outstanding options	Weighted average exercise price
Outstanding at February 28, 2009	2,090,832	$ 1.02
Cancelled	(203,333)	1.23
Expired	(20,000)	1.10
Outstanding at May 31, 2009	1,867,499	$ 0.99

At May 31, 2009 there were 987,501 vested options outstanding at an average exercise price of $1.05.

Common share purchase warrants	Issued and outstanding warrants	Exercise price
Outstanding at February 28, 2009 and May 31, 2009	1,817,001	$ 3.95

Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of $3.29 in the event that the Company issues new shares at a price lower than the exercise price.

9. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months ended May 31, 2009	Three months ended May 31, 2008
Accounts receivable	$ 662,701	$ 223,523
Inventory	526,866	(525,395)
Prepaid expenses and deposits	(66,404)	(358,526)
Accounts payable and accrued liabilities	(152,112)	(488,695)
Changes in non-cash operating working capital items	$ 971,051	($ 1,149,093)

10. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to provide opportunities for growth to shareholders and benefits for other stakeholders, and to maintain financial flexibility in, or to take advantage of, opportunities as they arise.

In the management of capital, the Company includes shareholder's equity, cash equivalents, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or issue new debt to replace existing debt with different characteristics.

The Company uses its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items, and funds large capital expenditure projects through long-term debt. The Company has a demand revolving operating bank loan with a credit limit of $5,500,000 subject to the availability of eligible collateral. The actual limit based on eligible collateral at May 31, 2009 was $1.864 million. The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at May 31, 2009.

11. FINANCIAL RISK MANAGEMENT

The Company is exposed to various risks with respect to its financial assets and liabilities. The following analysis provides a measure of the risks as at the balance sheet date of May 31, 2009.

Credit risk

The Company's credit risk is primarily attributable to its accounts receivable. The risk arises from client's potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of the provision for bad debts, which is estimated by the Company's management based on past experience and its assessment of current economic conditions.

The Company has cash in bank balances and has no cash equivalents at May 31, 2009.

As at May 31, 2009, the Company is exposed to credit risk through the following assets:

	May 31, 2009	February 28, 2009
Trade receivables	$ 888,300	$ 1,558,904
Other receivables	16,007	75,654
Allowance for doubtful accounts	(88,575)	(156,125)
	$ 815,732	$ 1,478,433

The Company's customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the quarter ended May 31, 2009, the Company's ten largest customers comprised approximately 89% of sales compared with 82% in the last fiscal year ended February 28, 2009 and no one customer comprised more than 59% of sales compared with 47% in the last fiscal year ended February 28, 2009. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers' financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

Of the trade receivables outstanding at May 31, 2009, 79.6% are not due, 18.6% are between 30 and 60 days overdue but are not impaired and 1.8% are over 90 days but fully provided for in the allowance for doubtful accounts.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 10. The Company maintains detailed forecasts as well as long-term operating and strategic plans.

Market risk

a) Currency risk – The Company concludes sales in U.S. dollars to customers in the US and other foreign countries. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in US dollars. The Company has not hedged its exposure to currency fluctuations.

At May 31, 2009, the Company's accounts receivable balances included $12,000 denominated in U.S. dollars ($352,000 as at February 28, 2009), the Company's accounts payable and accrued liabilities balance included $407,000 denominated in U.S. dollars ($226,000 as at February 28, 2009) and the Company's bank indebtedness balance included $60,000 denominated in U.S. dollars ($222,000 as at February 28, 2009).

All other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $51,000 on net earnings for the quarter ended May 31, 2009. A 5% US/Canadian dollar decrease would have a positive impact of similar magnitude.

b) Interest rate risk – The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company's operating line of credit and the long-term loan with the Company's primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business's long-term obligations arising from acquisitions of long-term assets. Bank indebtedness is used to finance the Company's working capital and fluctuates according to seasonal factors specific to the Company. As at May 31, 2009 the Company has long term debt with its primary lender and bank indebtedness relating to the Company's operating line of credit at variable interest rates which are the Company's main source of interest rate risk.

The Company also has certain long-term capital leases at fixed rates.

As at May 31, 2009, the Company had short and long-term debt with variable interest rates in the amount of $2.725 million. A 1.0% increase in the interest rate on average borrowing levels for the period from March 1, 2009 to May 31, 2009 would have an unfavorable impact of approximately $33,000 on net earnings for the quarter. A 1.0% decrease in the interest rate would have a positive impact of similar magnitude.

12. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company's principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company's operations, assets and employees are located in Canada.

13. SEASONALITY

The Company's revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America's only fully integrated healthy beverage company.

Shareholder Information

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company's annual report on Form 20-F,
along with all other publicly reported documents,
is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations

Jody Christopherson
Regional VP

Donna Louis, CGA
Chief Financial Officer

Ralph D. McRae
Chairman, President and
Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
Executive Vice-President



LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200   Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com